SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

BioForm Medical, Inc.

(Name of Subject Company (Issuer))

Vine Acquisition Corp. (Offeror)

Merz GmbH & Co. KGaA (Indirect Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

09065G 107

(CUSIP Number of Class of Securities)

Matthias Vogt

Chief Financial Officer

Merz GmbH & Co. KGaA

Eckenheimer Landstrasse 100

Frankfurt am Main 60318

Germany

+49 69-1503-0

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Keith A. Flaum, Esq.

Lorenzo Borgogni, Esq.

Dewey & LeBoeuf LLP

1950 University Avenue, Suite 500

East Palo Alto, CA 92612

(650) 845-7000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$302,540,477	$21,572

*	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $5.45 (i.e., the tender offer price) and (ii) 55,512,014, the estimated maximum number of shares of BioForm Medical, Inc. common stock to be acquired in the tender offer (which number is composed of 46,539,908 shares of BioForm Medical, Inc. common stock outstanding as of December 31, 2009 and 8,972,106 shares of BioForm Medical, Inc. common stock issuable upon the exercise of options outstanding as of such date having an exercise price of less than $5.45).
**	The amount of the filing fee calculated in accordance with the Exchange Act equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: N/A	Form or registration no.: N/A

Filing Party: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Vine Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and an indirect wholly owned subsidiary of Merz GmbH & Co. KGaA, a limited partnership by shares formed under the laws of the Federal Republic of Germany (“Merz”), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of BioForm Medical, Inc., a Delaware corporation (“BioForm”), at a purchase price of $5.45 per share, net to the seller in cash, without interest thereon and less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 2010, and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of Acquisition Sub and Merz. The information set forth in the Offer to Purchase, including Schedule I thereto, and the related Letter of Transmittal, is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the heading “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is BioForm Medical, Inc., a Delaware corporation. BioForm’s principal executive offices are located at 1875 South Grant Street, Suite 200, San Mateo, CA 94402. BioForm’s telephone number at that address is (650) 286-4000.

(b) The information set forth under the heading “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth under Section 6 (Price Range of Shares of BioForm Common Stock; Dividends on Shares of BioForm Common Stock) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule TO is filed by Acquisition Sub and Merz. The information set forth under Section 9 (Certain Information Concerning Acquisition Sub and Merz) and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth under Sections 8 (Certain Information Concerning BioForm), 9 (Certain Information Concerning Acquisition Sub and Merz), 11 (Background of the Offer) and 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of the Offer to Purchase is incorporated herein by reference. Except as set forth therein, there have been no negotiations, transactions or material contacts during the past two years which would be required to be disclosed under this Item 5 between any of Acquisition Sub or Merz or any of their respective subsidiaries or, to the best knowledge of Acquisition Sub and Merz, any of those persons listed on Schedule I of the Offer to Purchase, on the one hand, and BioForm or any of its affiliates, on the other, concerning a merger, a consolidation or acquisition, a tender offer for or other acquisition of securities, an election of directors or a sale or transfer of a material amount of assets.

ITEM 6.	PURPOSES OF THIS TRANSACTION AND PLANS OR PROPOSALS.

The information set forth under the heading “Introduction” and Sections 6 (Price Range of Shares of BioForm Common Stock; Dividends on Shares of BioForm Common Stock), 7 (Effect of the Offer on the Market for BioForm Common Stock; Nasdaq Listing of BioForm Common Stock; Exchange Act Registration of BioForm Common Stock; Margin Regulations), 11 (Background of the Offer), 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) and 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth under Section 10 (Source and Amount of Funds) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth under the heading “Introduction” and Sections 8 (Certain Information Concerning BioForm), 9 (Certain Information Concerning Acquisition Sub and Merz), 11 (Background of the Offer), 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth under the heading “Introduction” and Section 15 (Fees and Expenses) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1)	The information set forth under Sections 9 (Certain Information Concerning Acquisition Sub and Merz), 11 (Background of the Offer) and 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of the Offer to Purchase is incorporated herein by reference.

(a)(2)	The information set forth under Section 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

(a)(3)	The information set forth under Section 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

(a)(4)	The information set forth under Sections 7 (Effect of the Offer on the Market for BioForm Common Stock; Nasdaq Listing of BioForm Common Stock; Exchange Act Registration of BioForm Common Stock; Margin Regulations) and 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

(a)(5)	The information set forth under Section 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)	Offer to Purchase, dated January 15, 2010.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by Merz Pharma Group and BioForm Medical, Inc. on January 4, 2010 (incorporated by reference to Exhibit 99.1 attached to the Form 8-K filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(a)(8)	Letter from Messrs. Hückmann, Zügel, Erlinghagen and Vogt to Merz employees dated January 4, 2010 (inclusive of Questions & Answers relating to BioForm Medical and the announced transaction) (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Merz GmbH & Co. KGaA and Vine Acquisition Corp on January 4, 2010).

(a)(9)	Form of a memorandum from Merz to Merz’s sales force dated January 4, 2010 (inclusive of: Merz Aesthetic sales force Talking Points regarding the announced acquisition of BioForm Medical; Merz customer Questions & Answers for used by Merz sales force; and form of letter to customers from Dr. Martin Zügel, Chairman of the Merz Management Board, and Jack W. Britts, President & CEO, Merz Pharmaceuticals, LLC and Merz Inc. (USA)) (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Merz GmbH & Co. KGaA and Vine Acquisition Corp on January 4, 2010).

(a)(10)	Letter from Dr. Martin Zügel, Merz Pharmaceuticals, Chairman of the Merz Management Board, to BioForm Medical employees dated January 4, 2010 (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Merz GmbH & Co. KGaA and Vine Acquisition Corp on January 4, 2010).

(a)(11)	Slides accompanying a presentation given by Merz at a conference on January 11, 2010 (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Merz GmbH & Co. KGaA and Vine Acquisition Corp on January 12, 2010).

(a)(12)	Summary Newspaper Advertisement published in The Wall Street Journal on January 15, 2010.

(a)(13)	Press Release issued by Merz Pharma Group on January 15, 2010.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 31, 2009, by and among Merz GmbH & Co. KGaA, Vine Acquisition Corp. and BioForm Medical, Inc. (incorporated by reference to Exhibit 2.1 attached to the Form 8-K filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(d)(2)	Form of Tender and Support Agreement, dated as of December 31, 2009, by and among Merz GmbH & Co. KGaA, Vine Acquisition Corp. and each of the following: N. C. Joseph Lai, Helen Lai and N.C. Joseph Lai, and their successors, co-Trustees of the Helen and Joseph Lai Irrevocable Trust, dated December 17, 1999, Naichiu Joseph Lai Revocable Trust, N.C. Joseph Lai, a/t/f the Helen and Joseph Lai Irrevocable Trust, Martin P. Sutter, Steve Basta, Dennis Condon, Adam Gridley and Essex Woodlands Health Ventures Fund VI, L.P. (incorporated by reference to Exhibit 2 attached to the Schedule 13D filed with the SEC by Merz Holding GmbH & Co. KG, Merz GmbH & Co. KGaA and Vine Acquisition Corp. on January 11, 2010).

(d)(3)	Employment Letter, dated as of December 31, 2009, between Merz GmbH & Co. KGaA and Steve Basta.

(d)(4)	Employment Letter, dated as of December 31, 2009, between Merz GmbH & Co. KGaA and Dennis Condon.

(d)(5)	Employment Letter, dated as of December 31, 2009, between Merz GmbH & Co. KGaA and Adam Gridley.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

VINE ACQUISITION CORP.

By:	/S/ DR. MARTIN ZÜGEL
Name:	Dr. Martin Zügel
Title:	President

MERZ GMBH & CO. KGAA

By:	/S/ DR. MARTIN ZÜGEL
Name:	Dr. Martin Zügel
Title:	Chairman of the Management Board

By:	/S/ DR. MATTHIAS VOGT
Name:	Dr. Matthias Vogt
Title:	Member of the Management Board

Dated: January 15, 2010

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated January 15, 2010.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by Merz Pharma Group and BioForm Medical, Inc. on January 4, 2010 (incorporated by reference to Exhibit 99.1 attached to the Form 8-K filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(a)(8)	Letter from Messrs. Hückmann, Zügel, Erlinghagen and Vogt to Merz employees dated January 4, 2010 (inclusive of Questions & Answers relating to BioForm Medical and the announced transaction) (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Merz GmbH & Co. KGaA and Vine Acquisition Corp on January 4, 2010).

(a)(9)	Form of a memorandum from Merz to Merz’s sales force dated January 4, 2010 (inclusive of: Merz Aesthetic sales force Talking Points regarding the announced acquisition of BioForm Medical; Merz customer Questions & Answers for used by Merz sales force; and form of letter to customers from Dr. Martin Zügel, Chairman of the Merz Management Board, and Jack W. Britts, President & CEO, Merz Pharmaceuticals, LLC and Merz Inc. (USA)) (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Merz GmbH & Co. KGaA and Vine Acquisition Corp on January 4, 2010).

(a)(10)	Letter from Dr. Martin Zügel, Merz Pharmaceuticals, Chairman of the Merz Management Board, to BioForm Medical employees dated January 4, 2010 (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Merz GmbH & Co. KGaA and Vine Acquisition Corp on January 4, 2010).

(a)(11)	Slides accompanying a presentation given by Merz at a conference on January 11, 2010 (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Merz GmbH & Co. KGaA and Vine Acquisition Corp on January 12, 2010).

(a)(12)	Summary Newspaper Advertisement published in The Wall Street Journal on January 15, 2010.

(a)(13)	Press Release issued by Merz Pharma Group on January 15, 2010.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 31, 2009, by and among Merz GmbH & Co. KGaA, Vine Acquisition Corp. and BioForm Medical, Inc. (incorporated by reference to Exhibit 2.1 attached to the Form 8-K filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(d)(2)	Form of Tender and Support Agreement, dated as of December 31, 2009, by and among Merz GmbH & Co. KGaA, Vine Acquisition Corp. and each of the following: N. C. Joseph Lai, Helen Lai and N.C. Joseph Lai, and their successors, co-Trustees of the Helen and Joseph Lai Irrevocable Trust, dated December 17, 1999, Naichiu Joseph Lai Revocable Trust, N.C. Joseph Lai, a/t/f the Helen and Joseph Lai Irrevocable Trust, Martin P. Sutter, Steve Basta, Dennis Condon, Adam Gridley and Essex Woodlands Health Ventures Fund VI, L.P. (incorporated by reference to Exhibit 2 attached to the Schedule 13D filed with the SEC by Merz Holding GmbH & Co. KG, Merz GmbH & Co. KGaA and Vine Acquisition Corp. on January 11, 2010).

(d)(3)	Employment Letter, dated as of December 31, 2009, between Merz GmbH & Co. KGaA and Steve Basta.

(d)(4)	Employment Letter, dated as of December 31, 2009, between Merz GmbH & Co. KGaA and Dennis Condon.

(d)(5)	Employment Letter, dated as of December 31, 2009, between Merz GmbH & Co. KGaA and Adam Gridley.

(g)	Not applicable.

(h)	Not applicable.